Manufactured Housing Properties Inc.

126 Main Street

Pineville, NC 28134

May 5, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman

Re:	Manufactured Housing Properties Inc.
Offering Statement on Form 1-A
File No. 024-11417

Ladies and Gentlemen:

We hereby withdraw the request for qualification of the above-referenced Offering Statement submitted to the Securities and Exchange Commission on May 3, 2021.

Sincerely,

Manufactured Housing Properties Inc.

By:	/s/ Raymond Gee
Raymond Gee
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.